June 9, 2022

VIA EDGAR

Mr. Jacob Luxenburg

Ms. Bonnie Baynes

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	UNITED BANKSHARES INC/WV

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File Number 002-86947

To those addressed:

This letter is provided on behalf of United Bankshares, Inc. (“United” or the “Company”) in response to your letter of June 3, 2022 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2021. In accordance with your request, we have responded to the comment included in your letter.

Set forth below in italics is the comment contained in the staff’s letter, together with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

2021 Compared to 2020

Portfolio Loans, page 45

1.

We note your 2021 Community Bankers Trust Corporation acquisition and your 2020 Carolina Financial Corporation acquisition on page 39 that include $1.28 billion and $3.29 billion of loans and leases, net of unearned income, respectively. Due to these significant increases in acquired loans, please provide us proposed revised disclosure for future filings to detail the amount of loans acquired and outstanding by loan type for each period presented.

United Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Response:

In future filings of United’s Form 10-K, we will include the following additional tabular disclosure to supplement our discussion of Portfolio Loans in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

	December 31, 20X2						December 31, 20X1
(In thousands)	Originated		Acquired		Total		Originated		Acquired		Total
Commercial, financial, and agricultural:
Owner-occupied commercial real estate	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx	$	x,xxx,xxx
Nonowner-occupied commercial real estate		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx
Other commercial loans		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx

Total commercial, financial, and agricultural	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx
Residential real estate		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx
Construction & land development		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx
Consumer:
Bankcard		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx		x,xxx
Other consumer		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx		x,xxx,xxx

Total gross loans	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx	$	xx,xxx,xxx

If you should have any further questions regarding these filings, please do not hesitate to contact the undersigned at (304) 424-8716.

Sincerely,

/s/ W. Mark Tatterson

W. Mark Tatterson

Chief Financial Officer

514 Market Street, Parkersburg, WV 26102